Creating a Global Leader in Storage Technology
October 22, 2015
Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: SanDisk Corporation
Commission File No. 000-26734
The following slides are from a presentation by the President and Chief Executive Officer of SanDisk Corporation (“SanDisk”) on October 22, 2015 to
SanDisk’s employees at which the Chief Executive Officer of Western Digital Corporation participated.

SanDisk Confidential

Forward-Looking Statements
All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of
1934, as amended.  These forward-looking statements are based on SanDisk Corporation’s (“SanDisk”) current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by SanDisk and Western Digital Corporation (“Western Digital”), all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,”
“may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words.  Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed merger and the expected date of closing of the merger with Western Digital’s wholly-owned subsidiary, Schrader Acquisition Corporation.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.
Important risk factors that may cause such a difference in connection with the proposed merger include, but are not limited to, the following factors: (1) the inability to complete the merger due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; (2) uncertainties as to the timing of the consummation of the merger and the ability of each party to consummate the merger; (3) risks that the proposed merger disrupts the current plans and operations of Western Digital or SanDisk; (4) the ability of Western Digital and SanDisk to retain and hire key personnel; (5) competitive responses to the proposed merger; (6) unexpected costs, charges or expenses resulting from the merger;
(7) the outcome of any legal proceedings that could be instituted against Western Digital, SanDisk or their respective directors related to the merger agreement; (8)
potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (9) the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; (10) delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the merger; and (11) legislative, regulatory and economic developments.  These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on
Form S-4 that will be filed with the SEC in connection with the proposed merger.  The forward-looking statements in this document speak only as of this date. Neither
SanDisk nor Western Digital undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.
In addition, actual results are subject to other risks and uncertainties that relate more broadly to SanDisk’s overall business, including those more fully described in
SanDisk’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 28, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Western Digital’s overall business and financial condition, including those more fully described in
Western Digital’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended July 3, 2015.  The forward-looking statements in this document speak only as of date of this document.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

SanDisk Confidential

Additional Information And Where To Find It
Participants in the Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Western Digital will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of SanDisk and Western Digital.  Each of SanDisk and Western Digital will provide the joint proxy statement/prospectus to their respective stockholders.  SanDisk and Western Digital also plan to file other documents with the
SEC regarding the proposed merger.  This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which SanDisk or Western Digital may file with the SEC in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SANDISK AND WESTERN DIGITAL ARE URGED TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding this merger, free of charge, at the SEC’s website (www.sec.gov).  In addition, copies of the documents filed with the SEC by SanDisk will be available free of charge on
SanDisk’s website at http://www.sandisk.com.  Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at
http://www.westerndigital.com.
SanDisk, Western Digital, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SanDisk and Western Digital stockholders in connection with the proposed merger.  You can find more detailed information about
SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015.  You can find more detailed information about Western Digital’s executive officers and directors in its definitive proxy statement filed with the SEC on September 23, 2015.  Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Additional information about SanDisk’s executive officers and directors and Western Digital’s executive officers and directors can be found in the joint proxy statement/prospectus regarding the proposed merger when it is filed with the SEC.

SanDisk Confidential

What We Are Doing
Western Digital will acquire SanDisk for $86.50 per share, valuing SanDisk at $19 billion
–
~76% premium to the closing price on September 29, 2015 (one day prior to announcement of
Unisplendour
Corp’s investment in Western Digital)
–
~40% premium to the closing price on October 13, 2015 (one day prior to announcement deal rumors on
Bloomberg)
–
Deal expected to close in the third quarter 2016, subject to shareholder and regulatory approvals
Creates a global leader in storage technology, providing significant benefits for both companies, our customers, and our employees
–
Creates industry’s most complete storage portfolio across HDD and flash-based solutions
–
Leverages strong history of innovation and a combined 12,000+ patents worldwide
–
Customers will be offered the best solution for their market and application
–
Global scale and presence will allow us to better compete with other storage providers
Testament to innovation, performance and accomplishments driven by YOU

SanDisk Confidential

Why Now?
The Board evaluated all the alternatives and determined it was in the best interest of shareholders
The transaction will create value for our customers and present exciting opportunities for employees globally
We believe the compelling premium is a testament to our 27 years of innovative leadership in flash storage and reflects the attractiveness of the excellent company we have built
A Compelling Premium for our Shareholders

SanDisk Confidential

What’s Next?
An integration team, led by representatives from both companies, will be established to oversee and facilitate the integration process
Until the transaction closes, currently expected in third quarter 2016, SanDisk and Western Digital will continue to operate as independent companies
For now, it is business as usual, and we must stay focused on delivering industry-
leading, innovative solutions to our customers
Stay Focused on Delivering Excellent Products and Customer Service

SanDisk Confidential

Ongoing Communication
We are committed to keeping you informed
Members of the integration team will be building a communication process.  Further information on this process will be shared at a later date.
Committed to Keeping You Informed